UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/S/ BAIZHONG XUE
Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: March 17, 2010

Exhibit Index

Exhibit 99.1	Press release

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Reports

Fourth Quarter and Full Year 2009 Financial Results

Baquting Sales Drive Strong 4Q09 Revenue and Net Income Performance

4Q09 Revenue up 15.3% to RMB82.9 Million YOY

4Q09 Non-GAAP Net Income as Adjusted up 30.9% to RMB30.6 Million YOY

Record FY2009 Non-GAAP Net Income as Adjusted of RMB78.7 million

Live Conference Call to be Held Wednesday, March 17, 2010 at 8:00 am ET

Beijing, China, March 16, 2009 – China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hematological and cardiovascular products, today announced financial results for the fourth quarter and full year of 2009 as well as provided an update on its product pipeline.

Mr. Baizhong Xue, the Company’s Chairman and Chief Executive Officer, stated, “We are very pleased with our fourth quarter and full year 2009 financial results, which reflect operational strength across the company, as well as Baquting’s continued market leadership as the number one hemocoagulase brand in China. With a successful initial public offering completed and historically strong financial results, this was a landmark fourth quarter for Nuokang and demonstrated our high product quality, efficient operating platform and national presence compared to our competitors.”

Fourth Quarter 2009 Financial Highlights

•	Revenue increased 15.3% year over year to RMB82.9 million ($12.1 million1) from RMB71.9 million in the prior year period;

•	Baquting revenue increased 24.6% to RMB76.3 million ($11.2 million) from RMB 61.2 million in the prior year period;

•	Gross margin increased to 87.0 % from 85.6% in the prior year period;

•	Operating income increased 10.0% to RMB26.7 million ($3.9 million) from RMB24.3 million in the prior year period;

•	Net income increased 7.1% to RMB 23.5 million ($3.4 million), or RMB1.44 ($0.21) per diluted ADS[2], from RMB21.9 million, or RMB1.36 per diluted ADS in the prior period; and

•

Non-GAAP net income as adjusted, excluding non-cash foreign exchange gains/losses and share based compensation expenses, increased 30.9% to RMB30.6 million ($4.5 million) from RMB23.4 million in the prior period.

Fourth Quarter 2009 Financial Performance

Fourth quarter 2009 revenue increased 15.3% to RMB82.9 million ($12.1 million) from RMB71.9 million in the fourth quarter of 2008. Revenue from Baquting increased 24.6% to RMB76.3 million ($11.2 million) from RMB61.2 million in the prior year’s period. Revenue from Adenosine (Aiduo and Aiwen) declined to RMB1.2 million ($183,000) from RMB1.9 million in the prior year period, partially due to a temporary decline in SPECT procedures as a result of a global shortage in the isotope that must be used in conjunction with Adenosine to complete the procedures. Revenue from other products decreased to RMB5.3 million ($778,000) from RMB8.8 million in the prior period.

1.	This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter and full year ended December 31, 2009, were made at the noon buying rate of RMB6.8259 to USD1.00 on December 31, 2009 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Nuokang Bio-Pharmaceutical Inc. makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.
2.	American Depositary Shares, which are traded on the NASDAQ, each represents eight ordinary shares of the Company.

For the fourth quarter of 2009, gross profit increased 17.1% to RMB72.0 million ($10.6 million) from RMB61.5 million in the prior year’s period. Gross margin for the fourth quarter of 2009 was 87.0%, compared to 85.6% in the fourth quarter of 2008, primarily reflecting a higher revenue contribution year over year from Baquting.

Operating income increased 10.0% to RMB26.7 million ($3.9 million) in the fourth quarter of 2009, from RMB24.3 million in the comparable period of 2008. Operating margin was 32.2% in the fourth quarter of 2009, down from 33.7% in the prior year period.

Selling, marketing and distribution expenses remained flat on a year over year basis at RMB26.5 million ($3.9 million) in the fourth quarter of 2009 as compared to RMB27.2 million in the prior year’s period. Research and development expenses were approximately 2.3% of revenue and increased 186.9% to RMB1.9 million ($279,000) in the fourth quarter from RMB664,000 in the prior period, primarily reflecting the research and development of hemocoagulase technologies, adenosine indications and other products. General and administrative expenses increased 81.2% to RMB17.0 million ($2.5 million) in the fourth quarter from RMB9.4 million in the prior year’s period. The increase primarily reflects share-based compensation expense as well as additional costs related to the growth of the business, including recruitment of new professionals and compliance-related costs to support future operations as a U.S. listed public company.

Provision for income taxes in the fourth quarter of 2009 increased to RMB7.2 million ($1.1 million), an effective tax rate of 23.5%, from RMB2.5 million, an effective tax rate of 10.3%, in the fourth quarter of 2008; the increase was attributable to the increase in tax rate from 0% to 12.5% in one subsidiary and the increase in share-based compensation expense, which is not tax deductible from the Company’s income in the fourth quarter of 2009.

Net income increased 7.1% to RMB23.5 million ($3.4 million), or RMB1.44 ($0.21) per diluted ADS in the fourth quarter of 2009, from RMB21.9 million, or RMB1.36 per diluted ADS, in the prior period. Non-GAAP net income, as adjusted, excluding non-cash foreign exchange gains/losses and share based compensation expenses increased 30.9% to RMB30.6 million ($4.5 million) from RMB23.4 million in the prior period.

The Company had approximately 130.5 million weighted average diluted shares, or 16.3 million ADSs, for the three months ended December 31, 2009, compared to 95.4 million weighted average diluted shares, equivalent to 11.9 million ADSs, outstanding as of December 31, 2008.

Full Year Ended December 31, 2009 Financial Performance

For the full year ended December 31, 2009, revenue increased 25.5% to RMB282.9 million ($41.4 million) from RMB225.4 million for the full year of 2008. During this same time period, gross profit increased 27.2% to RMB247.3 million ($36.2 million) from RMB194.4 million. Operating income increased 25.3% to RMB80.9 million ($11.9 million) for the full year of 2009 from RMB64.6 million for the full year of 2008.

Net income increased 2.3% to RMB65.1 million ($9.5 million), or RMB4.11 ($0.60) per diluted ADS for the full year of 2009, from RMB63.6 million, or RMB3.42 per diluted ADS for the full year of 2008. Non-GAAP net income, as adjusted, excluding non-cash foreign exchange gains/losses and share based compensation expenses increased 32.3% to RMB78.7 million ($11.5 million) from RMB59.5 million in the prior year. Weighted average number of diluted shares outstanding was approximately 99.7 million for the full year of 2009, compared to 95.5 million weighted average number of diluted shares outstanding for the full year of 2008.

As of December 31, 2009, the Company had cash and cash equivalents of RMB351 million ($51.5 million), compared to RMB81.8 million as of December 31, 2008, mostly reflecting net proceeds from the Company’s initial public offering. Cashflow provided by operating activities for the full year ended December 31, 2009 were approximately RMB9.1 million ($1.3 million), compared to approximately RMB25.3 million in the prior year period.

Foreign Exchange and Non-Cash Share-Based Compensation Expense Discussion

As discussed in the Company’s prospectus, as filed with the Securities and Exchange Commission, on or prior to the completion of the initial public offering, the Company recorded foreign exchange gains related to the re-valuation of the Company’s U.S. dollar denominated preference shares, issued in December 2007, against the Renminbi, of approximately RMB25,000 ($3,660) for the fourth quarter of 2009 and foreign exchange gains of approximately RMB136,000 ($19,920) for the full year of 2009.

The Company also recognized non-cash share-based compensation expense of approximately RMB7.1 million ($1.0 million) for the fourth quarter of 2009 as well as non-cash share-based compensation expense of approximately RMB13.7 million ($2.0 million) for the full year of 2009.

Please refer to the non-GAAP presentation provided in the appendix for a year over year comparison of non-cash share-based compensation expense and foreign exchange gains. The Company believes that non-GAAP presentation is a helpful tool for the company to plan and forecast future periods and both management and investors benefit from referring to such non-GAAP presentation in assessing the performance of the Company. The Company includes foreign exchange gains and losses in 2009 to provide investors with a consistent view of its business and the Company will continue to monitor such non-GAAP presentation in the future.

Initial Public Offering

On December 9, 2009, the Company completed its initial public offering of 5,000,000 American Depositary Shares (“ADSs”), each representing eight ordinary shares of the Company. Net proceeds from the sale of the ADSs by the Company were approximately $35 million. The Company intends to use the net proceeds from this offering to fund the expansion of its sales and marketing platform, the acquisition and in-licensing of new technologies, products or companies, the research and development of its product candidates, the expansion and enhancement of its manufacturing facilities and for general corporate purposes.

Update on New Product Portfolio

The Company’s key product candidates currently include Kaitong, a product in-licensed from the Company’s partner, Jilin Yuhua, and Dipyridamole Aspirin, a product developed internally by Nuokang.

Today the Company provided the following updates on its new product portfolio:

•

Kaitong: Nuokang was recently informed by Jilin Yuhua that the SFDA requested supplementary chemical manufacturing control data on the drug. The request further clarifies the remaining steps in the approval process, and indicates that the current SFDA review leading to product approval will take longer than initially anticipated.

•

Dipyridamole Aspirin: The SFDA completed all technical reviews and advised Nuokang on minor product label modifications. The Company is now working with the SFDA to schedule an onsite inspection and quality verification, which are the final steps leading to receipt of the manufacturing license. The Company maintains its belief that the product will be launched in 2010.

Chairman Xue concluded, “Regarding Kaitong, we have a clear and precise framework of the steps necessary to receive product launch clearance from the SFDA, and we are working closely with Jilin Yuhua to complete this process as expeditiously as possible. We remain ready to quickly and effectively launch the product across our distribution network immediately after we receive SFDA approval. Additionally, we are pleased that the technical reviews of Dipyridamole Aspirin have been completed and we feel comfortable that the process is moving along as anticipated.”

Financial Outlook

Mr. Robert Pu, Chief Financial Officer of the Company, said, “In 2010, we will continue to execute on our growth strategies by deepening and broadening our hospital coverage. As of today, we are targeting revenue in the range of $51 to $53 million in 2010, driven by our organic growth fueled by Baquting’s leadership in the hemocoagulase market.”

This forecast does not include potential revenue contributions from products not yet launched, such as Kaitong, and reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call at 8:00 am ET on Wednesday, March 17, 2010 to discuss fiscal fourth quarter and full year 2009 results. Listeners may access the call by dialing 1 (877) 832-1687 or 1 (706) 902-4004 for international callers, access code: 59179823. A webcast will also be available through NKBP’s website at www.nkbp.com. A replay of the call will be accessible through March 24, 2010 by dialing 1 (800) 642-1687 or 1 (706) 645-9291 for international callers, access code: 59179823.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hematological and cardiovascular products. The Company provides a diversified portfolio of products across more than 2,400 hospitals in China. Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, and Aiduo®, a cardiovascular stress imaging agent. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com or www.lnnk.com for more information.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the new product portfolio may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated December 10, 2009, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Potential risks and uncertainties include, but are not limited to: the Company’s dependence on its flagship product Baquting; limitations in the Company’s ability to successfully maintain the selling prices of its established products or to develop and commercialize new products; the Company’s reliance on a limited number of suppliers and distributors; the Company’s dependence on senior management and key research and development personnel; the Company’s ability to access adequate working capital; the Company’s ability to protect its intellectual property, trade secrets, and proprietary know-how; the Company’s ability to comply with U.S. public accounting reporting requirements, including maintenance of an effective system of internal controls over financial reporting; and the Company’s susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm its business. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Further information regarding risks and uncertainties faced by the Company is included in its filings with the U.S. Securities and Exchange Commission, including its final prospectus, dated December 10, 2009.

Use of Non-GAAP Financial Measures

The Company has included in this press release the non-GAAP net income as adjusted, which is defined as net income excluding the effect of foreign exchange gains related to the re-valuation of the Company’s U.S. dollar denominated preference shares issued in December 2007 against the Renminbi, the Company’s functional currency and the share based compensation expenses. The Company believes that both management and investors benefit from referring to the non-GAAP net income as adjusted in assessing the performance of the Company and when planning and forecasting future periods. The Company includes foreign exchange gains and losses in 2009 to provide investors with a consistent view of its business and the Company will continue to monitor such non-GAAP presentation in the future. The use of non-GAAP net income as adjusted has limitations and the readers should not consider non-GAAP net income as adjusted in isolation from or as alternatives to consolidated income data prepared in accordance with U.S. GAAP, or as a measure of profitability, and should refer to the reconciliation of non-GAAP net income as adjusted with net income also included herein.

Contact Information

Integrated Corporate Relations, Inc.

In the U.S.: Ashley M. Ammon and Christine Duan: 1-646-277-1227

In China: Wei-Jung Yang and Wen Lei Zheng: 86-10-6599-7968

Appendix:

CONSOLIDATED STATEMENTS OF INCOME

FOR THE QUARTER ENDED DECEMBER 31, 2008 AND 2009

	4Q 2008	4Q 2009
	(RMB’000)	(RMB’000)	(US$’000)

Net revenue	71,880	82,853	12,138
Cost of revenue	(10,361)	(10,816)	(1,585)

Gross profit	61,519	72,037	10,553

Operating expenses
Research and development costs	(664)	(1,905)	(279)
Selling, marketing and distribution expenses	(27,225)	(26,470)	(3,878)
General and administrative expenses	(9,376)	(16,986)	(2,488)

	—	—	—
Total operating expenses	(37,265)	(45,361)	(6,645)

Operating profit	24,254	26,676	3,908
Interest income	302	491	72
Interest expense	311	905	133
Other income, net	(449)	2,599	381

Income before income tax expense and non-controlling interest	24,418	30,671	4,494
Income tax expense	(2,517)	(7,213)	(1,057)
Non-controlling interest	—	—	—

Net income	21,901	23,458	3,437

Accretion of Series A convertible redeemable preference shares	(3,298)	(2,865)	(420)
Allocation to Series A convertible redeemable preference shares for participating rights to dividends	(2,327)	—	—

Net income attributed to ordinary shares	16,276	20,593	3,017

Net income per ordinary share
Basic	¥0.17	¥0.19	$0.03
Diluted	¥0.17	¥0.18	$0.03

Shares used in net income per ordinary share computation
Basic	95,447,648	109,085,147	109,085,147
Diluted	95,448,983	130,541,237	130,541,237

Net income per ADS
Basic	¥1.36	¥1.51	$0.22
Diluted	¥1.36	¥1.44	$0.21

Shares used in net income per ADS computation
Basic	11,930,956	13,635,643	13,635,643
Diluted	11,931,123	16,317,655	16,317,655

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

	2008	2009
	(RMB’000)	(RMB’000)	(US$’000)

Net revenue	225,399	282,911	41,447
Cost of revenue	(30,963)	(35,625)	(5,219)

Gross profit	194,436	247,286	36,228

Operating expenses
Research and development costs	(5,585)	(8,297)	(1,216)
Selling, marketing and distribution expenses	(92,404)	(110,513)	(16,190)
General and administrative expenses	(31,884)	(47,582)	(6,971)

Total operating expenses	(129,873)	(166,392)	(24,377)

Operating profit	64,563	80,894	11,851
Interest income	1,259	1,372	201
Interest expense	(1,309)	(3,327)	(487)
Other income, net	6,353	3,014	441

Income before income tax expense and non-controlling interest	70,866	81,953	12,006
Income tax expense	(7,246)	(16,858)	(2,470)
Non-controlling interest	—	—	—

Net income	63,620	65,095	9,536

Accretion of Series A convertible redeemable preference shares	(13,403)	(13,886)	(2,034)
Allocation to Series A convertible redeemable preference shares for participating rights to dividends	(9,458)	—	—

Net income attributed to ordinary shares	40,759	51,209	7,502

Net income per ordinary share
Basic	¥0.43	¥0.52	$0.08
Diluted	¥0.43	¥0.51	$0.08

Shares used in net income per ordinary share computation
Basic	95,447,648	98,885,045	98,885,045
Diluted	95,460,841	99,725,253	99,725,253

Net income per ADS
Basic	¥3.42	¥4.14	$0.61
Diluted	¥3.42	¥4.11	$0.60

Shares used in net income per ADS computation
Basic	11,930,956	12,360,631	12,360,631
Diluted	11,932,605	12,465,657	12,465,657

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2009

	December 31,
	2008	2009
	(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents	81,837	351,258	51,460
Restricted cash	20,000	34,200	5,010
Accounts receivable (net of allowance for doubtful accounts of RMB448,103 and RMB393,860 (US$57,701) as of December 31, 2008 and 2009, respectively)	71,312	103,719	15,195
Bills receivable	8,134	34,346	5,032
Inventories	10,610	14,765	2,163
Prepayments and other receivables	22,416	26,914	3,943
Prepaid income tax	3,869	6,397	937
Derivative financial instruments	—	62	9
Deferred tax assets	180	1,171	172

Total current assets	218,358	572,832	83,921

Non-current assets:
Property, plant and equipment, net	149,679	163,915	24,014
Land use rights, net	26,669	26,212	3,840
Intangible assets, net	6,337	8,369	1,226
Other Investments	—	5,414	793
Deferred tax assets	3,988	4,712	690

Total non-current assets	186,673	208,622	30,563

TOTAL ASSETS	405,031	781,454	114,484

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2009

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	72,430	125,618	18,403
Accounts payable	5,035	1,924	282
Bills payable	20,000	—	—
Accrued expenses and other payables	11,958	29,994	4,394
Income tax payable	4,227	8,885	1,302
Amount due to a related party	2,026	—	—
Unrecognized tax benefits	—	809	119
Share-based compensation liability	4,084	—	—
Defer tax liability	—	16	2

Total current liabilities	119,760	167,246	24,502

Non-current liabilities:
Deferred tax liabilities	1,106	1,858	272
Deferred government grants	19,384	19,258	2,821
Long-term payable	9,815	10,557	1,547

Total non-current liabilities	30,305	31,673	4,640

Commitments and contingencies

Non-controlling interest	—	2,151	315

Convertible redeemable preference shares

Series A preference shares (25,800,0000 shares authorized and 25,796,662 shares issued and outstanding with par value of US$0.0005 as of December 31, 2008; nil authorized and outstanding as of December 31, 2009)	127,245	—	—

Shareholders’ equity:

Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized and 95,447,648 shares issued and outstanding as of December 31, 2008;474,200,000 shares authorized and 158,420,142 share issued and outstanding as of December 31, 2009)	382	597	87
Additional paid-in capital	50,477	451,716	66,177
Retained earnings	76,862	128,071	18,763

Total shareholders’ equity	127,721	580,384	85,027

TOTAL LIABILITIES, PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY	405,031	781,454	114,484

RECONCILIATION OF NON-GAAP NET INCOME AS ADJUSTED WITH NET INCOME

AS OF DECEMBER 31, 2008 AND 2009

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Net Income	23,458	21,901	65,095	63,620

Foreign exchange (gains ) losses from re-valuation of preference shares	(25)	291	(136)	(8,123)

Share based compensation expenses	7,133	1,163	13,722	3,979

Non-GAAP adjusted net income	30,566	23,355	78,681	59,476